<logo>Ernst & Young LLP
2400 Pauahi Tower
1001 Bishop Street
Honolulu, Hawaii 96813-3429

Independent Accountants' Report

Audit Committee Bank of Hawaii

We have examined management's assertion that Bank of Hawaii (the Bank) complied with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for
Mortgage Bankers (USAP) during the year ended December
31, 1996, included in the accompanying report titled
Report of Management. Management is responsible for the Bank's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Bank's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public
Accountants and, accordingly, included examining, on a text basis. evidence about the Bank's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Bank's compliance with specified requirements.

In our opinion, management's assertion that the Bank complied with the aforementioned requirements during the year ended December 31, 1996 is fairly stated, in all material respects.

/s/Ernst & Young LLP

February 15, 1997

Ernst & Young LLP is a member of Ernst & Young International, Ltd.